Exhibit 99.1

UR-ENERGY INC.

Voting Results
(Section 11.3 of National Instrument 51-102)

This report describes the matters voted upon and the outcome of the votes at the Annual and Special Meeting of Shareholders of Ur-Energy Inc. (the “Corporation” or “Ur-Energy”) held on Wednesday April 27, 2011.  The scrutineer’s report recorded 282 shareholders in person or by proxy at the Annual and Special Meeting of Shareholders representing 53,541,652 common shares (or 51.76 % of the issued and outstanding common shares).

Matter	Outcome of Vote
1. Appointment of Auditors

PricewaterhouseCoopers LLP were reappointed as auditors of the Corporation to hold office until the next annual meeting of Shareholders or until their successors are appointed, and the directors were authorized to fix the remuneration of the auditors.
Carried by a majority of the 53,541,652 votes represented in person and by proxy voting on the resolution to appoint the auditors, on a show of hands.

2. Election of Directors

The following nominees were elected as Directors of the Corporation to hold office until the next annual meeting or until their successors are elected or appointed:
W. William Boberg
James Franklin
Jeffrey Klenda
Paul Macdonell
Thomas Parker

Carried by a majority of the 53,541,652 votes represented in person and by proxy voting on the resolution to elect each of the directors, on a show of hands. Additionally, 20,822,800 votes were not voted.

3. Stock Option Plan Resolution

A resolution ratifying, confirming and approving the renewal of the Ur-Energy Inc. Amended and Restated Stock Option Plan 2005 and approving and authorizing for a period of three years all unallocated options issuable pursuant to the Option Plan was approved.

Approved by a majority of the votes represented in person and by proxy on a ballot with 26,213,227 voting for the resolution and 3,914,829 voting against the resolution, having excluded 2,590,347 common shares held by insiders of the Corporation and their affiliates.  Additionally, 20,822,799 votes were not voted.

Denver, Colorado, April 28, 2011.

UR-ENERGY INC.

By: ___/s/ Paul Goss__________________

Paul Goss

Secretary, Ur-Energy Inc.